
SEC MAIL PROCESSING
RECEIVED
MAR - 1 2006
WASH, D.C. 199 SECTION




06006315

SEC[illegible] [illegible]SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 35004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torrey Pines Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12626 High Bluff Drive, Suite 400
(No. and Street)

San Diego, (City) California (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack C. Smith 858-259-9921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, CA (City) (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack C. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torrey Pines Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jack C Smith
Signature

FEB 28, 2006

PRESIDENT
Title

Notary Public

SEE ATTACHMENT FOR OFFICIAL NOTARIZATION

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of San Diego } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2006, by

(1) Jack C Smith, (Name of Signer)

☐ Personally known to me

☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (and

(2) ______, (Name of Signer)

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)



OFFICIAL SEAL
KENNETH C. SHOOK
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1550095
SAN DIEGO COUNTY
MY COMM. EXP. FEB. 5, 2009

Place Notary Seal Above

Kenneth C Shook

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17a5 Part III facing Page

Document Date: 2/28/06 Number of Pages: 2

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1 — Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2 — Top of thumb here

©2004 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2005

TORREY PINES SECURITIES, INC.
12626 HIGH BLUFF DRIVE, SUITE 400
SAN DIEGO, CA 92130


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2006
WASH, D.C. 199 SECTION

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Torrey Pines Securities, Inc.
San Diego, California

I have audited the accompanying statement of financial condition of Torrey Pines Securities, Inc. (the Company) as of December 31, 2005 and related statements of (loss), changes in shareholders' equity and cash flows, and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2005 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



George Brenner, CPA

Los Angeles, California
February 24, 2006

TORREY PINES SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents		$ 50,596
Marketable securities		61,589
Commissions receivable		99,760
Settlement receivable		33,750
Furniture and fixtures	215,214	
Computers and equipment	82,919	
Total Property & Equipment	298,133	
Less: Accumulated depreciation	285,297	
Total Property & Equipment – Net		12,836
Notes receivable		110,178
Security deposits		18,839
Total Assets		$387,548

LIABILITIES & SHAREHOLDERS' EQUITY

Settlement payable	$ 67,500
Commission payable	39,538
Accounts payable and accrued expenses	12,000
Total Liabilities	119,038
Shareholders' Equity	
Common stock, 2,000,000 shares authorized, 100,000 shares issued and outstanding	25,000
Additional paid-in capital	20,000
Retained earnings	223,510
Total Shareholders' Equity	268,510
Total Liabilities and Shareholders' Equity	$387,548

See accompanying notes to the financial statements.

TORREY PINES SECURITIES, INC.
STATEMENT OF (LOSS)
DECEMBER 31, 2005

Revenue – Page 13	$ 2,209,427
Operating expenses – Page 13	2,325,269
Income (loss) before income taxes	(115,842)
State Income tax expense	800
Net income (loss)	$(116,642)

See accompanying notes to the financial statements.

TORREY PINES SECURITIES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2005

	Number of Common Shares Outstanding	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2005	100,000	$25,000	$20,000	$ 400,152	$ 445,152
Dividends				(60,000)	(60,000)
Net income (loss)				(116,642)	(116,642)
Balance December 31, 2005	100,000	$25,000	$20,000	$ 223,510	$ 268,510

See accompanying notes to the financial statements.

TORREY PINES SECURITIES, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2005

Cash flows from operating activities:	
Net income (loss)	$(116,642)
Adjustments to reconcile net (loss) to net cash provided (used by operating activities:	
Depreciation	6,421
(Increase) decrease in assets:	
Commission receivable	(63,570)
Prepaid expenses	1,470
Marketable securities	246,307
Increase (decrease) in liabilities:	
Margin debt account	(23,610)
Commission payable	(14,872)
Accounts payable and accrued expenses	50,312
Net cash provided (used) by operating activities	85,816
Cash flows from investing activities:	--
Cash flows from financing activities:	
Payment of dividends	(60,000)
Net cash (used) by financing activities	(60,000)
Net increase (decrease) in cash and cash equivalents	25,816
Cash and cash equivalents, beginning of year	24,780
Cash and cash equivalents, end of year	$ 50,596

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Income taxes	$ 800

See accompanying notes to the financial statements.

TORREY PINES SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies of Torrey Pines Securities, Inc., ("the Company") consistently applied in the preparation of the accompanying financial statements follows:

Business Activity

Torrey Pines Securities, Inc. was incorporated on January 31, 1983, under the laws of the State of California. The Company is a licensed broker-dealer under the jurisdiction of the National Association of Securities dealers, Inc. (NASD). The Company sells to their clients different investments which are called products. Each product generates a commission to the Company based on the sales. The Company's principal market is the United States.

The Company entered in to an agreement in January of 2004, with National Financial Services, LLC, whereby all security transactions are cleared through National Financial Services, LLC. During 1992 Torrey Pines Securities, Inc. acquired technology to place orders on the wholesale market. These transactions are also cleared through National Financial Services, LLC. Under the terms of the agreement, all orders are executed and all customer accounts carried by Correspondent Services Corporation are on a fully-disclosed basis.

Revenue Recognition

The Company uses the accrual basis of accounting. Accordingly, revenues from securities transactions are recorded in the period in which they are earned and expenses are recorded in the period in which they are incurred. Securities transactions are recorded on a settlement date basis. The effect of events on the business is recognized as services are rendered or consumed rather then when cash is received or paid.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits with financial institutions, and highly liquid debt and equity instruments with original maturities of 90 days or less.

Marketable Securities

Marketable securities are carried at fair market value in accordance with Statement of financial Accounting Standards No. 115. All of the securities are classified as trading securities. Realized gains and losses on securities are determined by using the average cost method.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method of depreciation over the estimated useful lives of the respective assets, ranging from five to seven years. Repairs and maintenance that do not extend the useful life of the assets are charged to the expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income.

Deferred Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

Leases

Leases are classified as either capital or operating leases. Leases that substantially transfer all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the acquisition and financing. Rental payments under operating leases are expenses as incurred. As of December 31, 2005, all of the Company's lease agreements have been properly classified as operating leases.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $100,000. See pages 8 and 9 for the net capital computation. The net capital rule may effectively restrict the withdrawal of funds such as cash dividends. Effective September 21, 2004 the net capital requirement was reduced from $250,000 to $100,000.

NOTE 3 – SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE 4 – PROFIT SHARING

The Company terminated the 401(k) profit sharing account on November 30, 2005. All assets will be distributed in accordance with the IRS.

NOTE 5 – MARGIN DEBT ACCOUNT

The Company entered into an ongoing agreement in January of 2004, with National Financial Services, LLC, whereby the Company may borrow against the securities in its accounts, which secure the debt. Interest is charged monthly to the Company's account on the outstanding balance of margin debt at a variable rate.

NOTE 6 – COMMITMENTS

The Company has commitments under operating leases with remaining non-cancelable terms in excess of one year at December 31, 2004 pertaining to office rental. The lease for office space expires in the year 2008 and maintains an option to extend the lease for an additional five years. The minimum lease payments exclusive of taxes, insurance and maintenance, for the following five years are:

Year	Amount
2006	$ 264,195
2007	269,579
2008	251,637
	$ 785,411

Rent expense for premises for the year ended 2005 was $304,374.

NOTE 7 – CONTINGENT LIABILITIES

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. It is the opinion of management and of legal counsel that the disposition of such matters will not have a material adverse effect on the Company's financial position or results of operations.

TORREY PINES SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 8 – INCOME TAXES

The provision for income taxes at December 31, 2005 is as follows:

State Income Tax	$800
Federal Income Tax	--
	$800

Because the Company has a net loss there is no income tax except the minimum state tax of $800. At December 31, 2005 the Company had a net operating loss carry forward of approximately $274,000. A valuation allowance for the full amount has been established.

NOTE 9 – NOTES RECEIVABLE

The Company has uncollateralized demand notes receivable of $110,178. The note is classified as a non allowable asset.

NOTE 10 – EXEMPTION FROM THE SEC RULE 15C3-3

Torrey Pines Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Torrey Pines Securities, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

TORREY PINES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 268,510
Non allowable assets - Page 11	(145,587)
Haircuts – Page 11	(13,664)
NET CAPITAL	$ 109,259
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 7,936
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 100,000
EXCESS CAPITAL	$ 9,259
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 97,355
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities $107,208 less $23,610	$ 119,038
Percentage of aggregate indebtedness to net capital	109%

RECONCILIATION

The following is a reconciliation as of December 31, 2005 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

UNAUDITED	$ 135,785
Audit Adjustments:	
Underwriting fees	10,000
Settlement liability	(67,500)
Settlement receivable	33,750
Haircuts change due to audit adjustments	(776)
Clearing account fees	10,000
Legal expense	(12,000)
AUDITED	$ 109,259

See Accompanying Notes to Financial Statements.

TORREY PINES SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2005

NON-ALLOWABLE ASSETS

Fixed Assets	$ 12,837
Note Receivable	110,178
Non Marketable Security	3,733
Security Deposits	18,839
	$145,587

HAIRCUTS

Total Securities -- $ 57,856 x 15%	$ 8,678
Undue Concentration -- 15% in excess of 10% of net capital prior to haircut calculation	4,986
	$ 13,664

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUES AND OPERATING EXPENSES

Board of Directors
Torrey Pines Securities, Inc.
San Diego, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenues and operating expenses for the year ended December 31, 2005 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



George Brenner, CPA

Los Angeles, California
February 24, 2006

TORREY PINES SECURITIES, INC.
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE	
Brokerage Comm. – Retail	$1,227,059
Brokerage Comm. – Inst.	13,993
Firm Investment Account	40,886
Brokerage Comm. – Inst. Bonds	71,409
Advisory Fees	518,494
Annuities	15,833
Interest Income	8,176
Mutual Funds – Retail	133,131
Mutual Funds – Trailers	95,600
Underwriting Fees	84,846
TOTAL REVENUE	$2,209,427
OPERATING EXPENSES	
Commissions	$1,023,665
Clearing Account Fees	105,742
Exchange Fees	10,623
Accounting Fees	4,875
Advertising/Promotion	2,180
Automobile Expense	16,734
Contributions	658
Depreciation	6,421
Dues and Subscriptions	3,751
Entertainment	1,572
Equipment Purchase/Expense	46,642
Insurance	70,260
Interest Expense	831
Legal Fees	243,738
NASD & State Licenses	35,782
Office Expense and Supplies	40,550
Pension Plan	8,363
Postage and Delivery	5,348
Rent	304,374
Telephone	24,262
Training/Seminars	1,625
Travel	15,082
Payroll Taxes	48,128
Property Tax	454
Wages – Office	138,609
Wages – Officer	165,000
TOTAL OPERATING EXPENSES	$2,325,269

See Accompanying Notes to Financial Statements.

PART II

TORREY PINES SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Torrey Pines Securities, Inc.
San Diego, California

In planning and performing my audit of the financial statements of Torrey Pines Securities, Inc. (the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



George Brenner, CPA

Los Angeles, California
February 24, 2006